Exhibit (a)(3)

Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

October 3, 2011

Dear Shareholder:

Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Trust”), a real estate investment trust for U.S. federal income tax purposes (a “REIT”), is offering to acquire up to 2,040,816 shares of the Trust’s common stock (the “Shares”) from the holders (the “Holders”) of the Shares at a purchase price equal to $9.80 per Share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal (“Letter of Transmittal”), as each may be supplemented or amended from time to time (which together constitute the “Offer”).

The Offer is explained in detail in the Offer to Purchase and Letter of Transmittal. If you wish to tender your Shares, instructions on how to tender Shares are provided in the Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Trust nor its Board of Directors makes any recommendation to any of the Holders on whether to tender any or all Shares.

If your Shares are registered in the name of a custodian or other nominee, you should contact them if you desire to tender your Shares and request that they tender your Shares for you.

Please note the following regarding the Offer:

1.  You may tender your shares at a price of $9.80 per share, less any applicable withholding taxes and without interest.

2.  You should consult with your broker or other financial or tax advisor on the possibility of designating the priority in which your Shares will be purchased in the event of proration.

3.  The Offer is subject to certain conditions. See Section 12 of the Offer to Purchase.

4.  The Offer, withdrawal rights and proration period will expire at 12:00 midnight, Eastern Standard Time, on December 1, 2011, unless the Trust extends the Offer.

5.  The Offer is for 2,040,816 shares.

6.  If you wish to condition your tender upon the purchase of all Shares tendered, you may elect to do so and thereby avoid possible proration of your tender. To elect such a condition, check the “Sell All or None” box in the Letter of Transmittal.

The Offer is being made solely under the Offer to Purchase and the related Letter of Transmittal and is being made to all record Holders of the Trust’s shares of common stock. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Holders of shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

If your shares are registered in the name of a custodian or other nominee, you should contact them if you desire to tender your shares and request that they tender your shares for you.

Please note that the Offer will expire on December 1, 2011, or such other date to which the Offer may be extended. Questions regarding the Offer should be directed to Denise Kerrigan at ICON Investments at (877) 304-4733.

Sincerely,

David Lichtenstein
Chairman